FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 10, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports March 2012 Consolidated Revenue” dated April 10, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 10, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp. Reports March 2012 Consolidated Revenue

Issued by: AU Optronics Corp.

Issued on: Apr. 10, 2012

Hsinchu, Taiwan, Apr. 10, 2012 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated March 2012 revenue of NT$31,441 million, up by 12.5% month-over-month and down by 12.5% year-over-year. AUO’s unaudited consolidated revenues for the first quarter of 2012 totaled NT$81,102 million, down by 9.4% quarter-over-quarter and 13% year-over-year.

For March 2012, Large-sized panel (a) shipments, with applications on desktop monitor, notebook PC, LCD TV and other applications, surpassed 10.43 million units, an increase of 9.8% from the previous month. As for small-and-medium-sized panels, the shipments were around 13.22 million units, up by 0.8% month-over-month.

In the first quarter of 2012, large-sized panel shipments exceeded 27.25 million units, an increase of 1.8% from last quarter and a decrease of 4% over last year. On the other hand, shipments of small-and-medium-sized panels for the same quarter totaled 36.67million units, down by 21.1% quarter-over-quarter and 15.7% year-over-year.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report :(Unit: NT$ million)

Net Sales (1) (2)	Consolidated (3)	Unconsolidated
March 2012	31,441	30,250
February 2012	27,955	26,669
M-o-M Growth	12.5%	13.4%
March 2011	35,947	34,236
Y-o-Y Growth	(12.5%)	(11.6%)
Jan to March 2012	81,102	77,572
Jan to March 2011	93,230	88,290
Y-o-Y Growth	(13%)	(12.1%)

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp. and its affiliates, , BriView Electronics Corp. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Darshin Microelectronics Inc., and AUO Crystal Corp. and its affiliates.

#                     #                     #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of display and solar total solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 71 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO now has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for two consecutive years from 2010 to 2011. AUO generated NT$379.7 billion (US$ 12.54 billion) in sales revenue in 2011. For more information, please visit AUO.com.

* 2011 year end revenue converted at an exchange rate of NTD30.27:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled “Risk Factors” in our Form 20-F filed with the United States Securities and Exchange Commission on May 3rd, 2011.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

2